Exhibit 19.1

Trading Policy

1.PURPOSE
The common stock of Diebold Nixdorf, Incorporated (“Diebold Nixdorf” or the “Company”) is traded publicly on the New York Stock Exchange. The purpose of this Trading Policy (this “Policy”) is to assist you in compliance with U.S. securities laws related to insider trading.
This Policy is not intended to provide an exhaustive description of insider trading laws, or how such laws apply to your individual circumstances. Please contact the Legal Department with any questions.
2.SCOPE
This Policy applies to members of Diebold Nixdorf’s board of directors, officers, and employees of Diebold Nixdorf and its global subsidiaries. Where noted, special rules apply to members of the board of directors and certain other managerial employees who are designated as permanent insiders (“Company Insiders”). The list of Company Insiders shall be maintained by the Assistant Corporate Secretary. This Policy also extends to certain closely associated persons such as a spouse or partner, a dependent child, and relatives sharing the same household, or a legal person, trust or partnership of which you have control. This Policy also applies to third parties, such as contractors or advisors, who learn of material non-public information (see Confidentiality and Disclosure Policy) about the Company in the course of their business relationship with Diebold Nixdorf.
3.SUMMARY
For a concise overview of this Policy, please see the Trading Policy Executive Summary.

4.REQUIREMENTS
4.1.General Rule: No Insider Trading
The rules against insider trading prohibit: (1) trading in Diebold Nixdorf securities while in possession of material non-public information about the Company; (2) disclosing or “tipping” material non-public information to others or recommending or inducing the purchase or sale of Diebold Nixdorf securities on the basis of such information; or (3) assisting someone who is engaged in any of the above activities. This Policy provides further details on these rules. This Policy replaces and supersedes all prior Company trading policies.
4.2.Scope & Specific Types of Transactions
4.2.1.Material Information and “Non-Public” Information
“Material” and “non-public” information are not specifically defined by U.S. securities laws.
Generally, information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. To be material, there must be a substantial likelihood that a fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available. Whether information is deemed “material” will depend on the facts of each particular situation.
Information is non-public if it has not been distributed in a manner making it available to all investors generally and at the same time. Keep in mind that internal Diebold Nixdorf communications that are sent to all or groups of employees (such as Diebold Nixdorf News or internal emails from Diebold Nixdorf executives) may likely contain information that is material, non-public, or both.
Further guidance on what constitutes “material” and “non-public” information can be found in Diebold’s Confidentiality and Disclosure Policy. If uncertain whether information is nonpublic or material, please consult with the Legal Department.
4.2.2.Other Companies
This Policy also prohibits trading in securities of any other company about which you learn material, non-public information in the course of performing your duties for Diebold Nixdorf.
4.2.3.No De Minimis Transaction
There is no de minimis transaction that would, alone on that basis, be excluded from the restrictions in this Policy.
4.2.4.Diebold Nixdorf Securities
Diebold Nixdorf, Incorporated common stock is the most obvious security subject to this Policy, but this Policy also covers debt securities, preferred stock, stock options, swaps, futures, forward rate agreements and any other derivatives of Diebold Nixdorf,

Incorporated (collectively, “Diebold Nixdorf securities”). This Policy also covers whether you execute a transaction directly or through the market indirectly (e.g., through a broker), and for your own account or for the account of a third party.
4.2.5.Buy Diebold Nixdorf Securities as an Investment
We expect our employees, officers and members of our board of directors not to engage in speculative transactions designed to result in profit based on short-term fluctuations in the price of Diebold Nixdorf securities. We strongly encourage you to purchase Diebold Nixdorf securities with the intent of owning them for an extended period – at a minimum, for six months. There may be circumstances that arise where you are forced to liquidate quicker, but you must do so in compliance with this Policy.
4.2.6.No Short Sales
You may not transact a short sale in Diebold Nixdorf securities. A short sale is where the seller doesn’t own the securities at the time of the sale, or if they do, then they will be delivered on a delayed basis. By its nature, a short sale is speculative and will create suspicion that the sale was done based on material, non-public or even inside information.
4.2.7.Derivative Securities
You may not purchase or sell derivative securities relating to Diebold Nixdorf securities, including hedging or monetization transactions. Derivative securities are those whose value varies in relation to the price of Diebold Nixdorf securities (e.g., exchange-traded put or call options). This prohibition does not apply to the exercise of stock options granted under any Diebold Nixdorf shareholder-approved equity plan.
4.2.8.Pledged Stock; Margin Loans
Diebold Nixdorf securities held in a margin account or pledged as security for a loan apply to this Policy. In a margin arrangement, a broker is entitled to sell shares that you have deposited as collateral if the value falls below the broker’s margin requirements. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if you (as borrower) default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of material non-public information and may not be permitted to trade in Diebold Nixdorf securities under this Policy, Company Insiders may not hold Diebold Nixdorf securities in a margin account as collateral for a margin loan or otherwise pledge Company securities as collateral for a loan.
4.3.Trading Windows and Permitted Transactions
4.3.1.Trading Windows and Blackout Period
Generally speaking, the safest time to transact in Diebold Nixdorf securities is within the few days following each quarterly earnings publication, or release of the full quarterly financial results, whichever is later. The appearance of improper trading rises as the Company approaches the end of each quarter. The Company has an established “Blackout Period” during which no employees may trade.

Start of Blackout Period: A trading blackout period begins each quarter at the earlier of:
•14 days prior to the end of each calendar quarter; and
•30 days prior to the announcement of the interim or annual financial results – by an earnings call or public filing, whichever occurs first
*NOTE: Practically speaking, in the ordinary course of operations and timing, the Blackout Period will most likely begin 14 days prior to the end of each calendar quarter.
End of Blackout Period: A trading blackout period ends the 2nd trading day following the earnings release for the respective quarter.
Special situations may lead to different conclusions on when the relevant blackout/closed period starts. Diebold Nixdorf may institute a special blackout period due to material Diebold Nixdorf activities at any time but will notify you if such change should apply to you. Please note, however, that even outside of the Blackout Period, Diebold Nixdorf employees may not transact in Diebold Nixdorf securities at any time while in possession of material, non-public and/or inside information about the Company.
Except as permitted in connection with Trading Plans (as defined in Section 4.3.3. below), if you are a Company Insider: (1) you may not transact in Diebold Nixdorf securities during a blackout, (2) you may only transact in an open trading window if you are not in possession of material non-public information at the time; and (3) you must also obtain pre-clearance (see Section 4.3.2 below) from the Corporate Secretary or her/his designee before you may transact in Diebold Nixdorf securities, even during an open trading window.
4.3.2.Pre-Clearance of Transactions
Company Insiders are required to obtain pre-clearance from the Legal Department prior to initiating any order or sale of or gifting, or entering into any agreement or plan regarding, Diebold Nixdorf securities (including a Trading Plan). To do so, Company Insiders may send a request for pre-clearance to the Assistant Corporate Secretary at tradeclearance@dieboldnixdorf.com. A pre-clearance will be valid for two trading days as long as you do not learn of material non-public information during that time. Pre-clearance requests will be kept confidential.
4.3.3.Permitted Transactions
The following transactions are generally permitted under this Policy:
Earning or vesting in stock options, restricted stock units, performance shares and related stock tax withholding associated with a vest. Note that securities which are automatically withheld from a settled grant to cover tax liabilities may be permitted, but an independent transaction (i.e., sale) to cover such tax obligations would not be a permitted transaction.
Exercising stock options through a cash transaction, provided that any such cash has not been generated by an accompanying sale of Diebold Nixdorf securities and at a time the recipient does not possess any material, non-public about the Company.

Making payroll contributions to a Company 401(k) plan, deferred compensation plan or any similar plan, but not (1) intra plan transfers involving any Diebold Nixdorf securities nor (2) a change in "investment direction" under such plan to increase or decrease your percentage investment contribution allocated to Diebold Nixdorf securities.
Transactions entered into under the Company’s equity-based benefit plans. This includes transactions done directly or indirectly through an employer matching contribution. Note, however, that the movement of balances in the plans in or out of Diebold Nixdorf securities, or changes in your investment direction, are not permitted transactions.
Execution of a transaction pursuant to a contract, instruction, or plan intended to qualify for the affirmative defense provided by Rule 10b5-1 under Securities Exchange Act Rule 10b5-1 (called a "Trading Plan"). These Trading Plans provide an affirmative defense (not a blanket approval) under U.S. securities law against violations of insider trading. A Trading Plan must specify the amount, price and date of the transaction, specify an objective method for determining the amount, price and date, or place the discretion of the amount, price or date on someone who is not in possession of material, non-public information at the time. All Trading Plans must be pre-approved by the Legal Department and comply with the Company’s Trading Plan Guidelines.
4.3.4.Pre-Disclosure
If you are aware of material, non-public information, you should disclose the same to the Company Secretary or her/his designee for proper handling before you enter into a transaction involving Diebold Nixdorf securities.
4.3.5.Standing Orders
Trading resulting from standing orders or limit orders may result in the execution of orders without your control or your awareness of the timing. You should be sure that this type of order will not be executed when you are aware of material, non-public information about Diebold Nixdorf or during a blackout/closed period. Accordingly, any standing orders should be used only for a very brief period and with detailed instructions to the broker who will execute the transaction. (Standing orders under an approved Trading Plan, described above, will not be subject to these limitations.)
4.4.Disclosure of Material, Non-public Information and/or Inside Information
4.4.1.General Rule
The Confidentiality and Disclosure Policy and related protocols are related to this Policy. You may not disclose material, non-public information about Diebold Nixdorf to anyone, including within Diebold Nixdorf, unless expressly permitted by the Confidentiality and Disclosure Policy.
4.4.2.Recommending Diebold Nixdorf Securities
Under federal securities laws, you could be held responsible not only for your own insider trading, but also the trading by another to whom you disclosed material, non-

public information and/or inside information if they trade in Diebold Nixdorf securities as a result. This is known as “tipping”.
As a general rule, you should not comment to outsiders on the merit of Diebold Nixdorf securities or recommend their purchase or sale. While employee enthusiasm is a vital element of our success, you should be cautious when discussing our business or securities outside of the Company to avoid “tipping” or recommending Diebold Nixdorf securities at a time when there is material, non-public information about the Company even where you are unaware of it.
5.SECTION 16 TRANSACTIONS
5.1.Filing Requirement
If you are a member of the board of directors or an officer of Diebold Nixdorf, Incorporated subject to Section 16 of the Securities Exchange Act of 1934 (a “Section 16 Insider”), you are required to report to the SEC your initial holdings and all subsequent transactions in equity securities of Diebold Nixdorf, Incorporated. Section 16 Insiders are required to file a Form 3 stating their initial holdings of Diebold Nixdorf securities within 10 days of becoming subject to Section 16. Thereafter, you are required to file a Form 4 with respect to all subsequent transactions in certain Diebold Nixdorf securities within 2 business days of such transactions, including dispositions by gifts, except with respect to certain limited transactions that may be reported later via a Form 5.
5.2.Internal Reporting
Any change in ownership of Diebold Nixdorf securities by a Section 16 Insider must be reported immediately to the Legal Department, preferably before the change is made (i.e., prior to a purchase, sale, exercise, or other transfer). The Legal Department will assist the officer by filing the applicable SEC form.
5.3.Sanctions
Insider trading violations can carry significant criminal fines, including punitive damages, imprisonment and injunctive actions, in addition to termination of employment and civil penalties. The SEC and the New York Stock Exchange focus on uncovering insider trading and use sophisticated technologies to investigate suspicious activity. You are encouraged to seek guidance from the Legal Department or independent counsel at any time before taking any action in Diebold Nixdorf securities.
6.CONTACTS
If you have any questions regarding this Policy, please contact the Legal and Compliance Department.

If you are aware of any violations of this Policy, it is your duty to report that violation to management or through the EthicsPoint hotline, which is available by telephone at 1-866ETHICSP (1-866-384-4277) and online at http://www.ethicspoint.com.

7.RELATED DOCUMENTS / REFERENCES

Title	Number
Code of Business Ethics	GPP10-01
Trading Policy Executive Summary	GPP65-07.002
Trading Procedures	GPP65-07.001
Confidentiality and Disclosure Policy	GPP10-06